82-04992

BACARDI LIMITED

RECEIVED
2007 JAN -3 A 7:13

VIA COURIER

07020151

December 19, 2006

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

RECEIVED
DEC 2 1 2006
OFFICE OF THE SECRETARY

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, the Quarterly Report to Shareholders for the three months ended September 30, 2006 that was sent by Bacardi Limited to all of its shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

PROCESSED
JAN 0 9 2007
THOMSON

Michael Maguire

dlw 1/8

Michael Maguire

Enc.

BACARDI - THE WORLD'S GREAT RUMS

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TEL: (441) 295-4345 FAX: (441) 292-0562

BACARDI LIMITED

®

Quarterly Report to Shareholders

Three Months Ended September 30, 2006

Bacardi®

Report to Shareholders

Dear Shareholder:

As we enter the second half of the year, our six month results are in line with estimates and remain on track to meet our earnings expectations for the year. Net sales after excise taxes for the six month period have increased by +5% compared to the prior year. Advertising and promotion expenses during the same period are +8% higher reflecting additional investment behind our Global Brands. Reported net earnings for the first six months of the year were $420 million which were comparable to the prior year. Net earnings for the six months includes income of +$18 million from non-recurring items compared to income of +$35 million from non-recurring items in the prior year. Excluding these items in both periods, net earnings grew by +3%.

Overall volumes for our Global Spirits Brands grew by +4% for the first six months of Fiscal 2007 as compared to the prior year period. This growth was led by the strong performance of GREY GOOSE vodka which increased volumes by +40% as compared to the prior period resulting primarily from continued growth in the United States and Canada and the development of the brand across other markets. Volumes for BACARDI rum are at the same level as the prior year due to the continuing challenges in the key European markets of Spain, Germany and the United Kingdom and the implementation of substantial price increases over inflation in several European markets. The brand, however, continues to grow in its two principal markets of the United States and Mexico. DEWAR'S Scotch whisky has performed well in the United States and Venezuela. The DEWAR'S brand portfolio overall had volume decreases of -2% although the premium portfolio experienced growth with volume increases of +48% with a focus on investment behind DEWAR'S 12 Year Old in China. BOMBAY gin grew volumes by +8% reflecting growth across all markets. CAZADORES tequila volumes were down -16% as a direct result of the decision to realign inventory levels in Mexico and a slowdown of the tequila category in Mexico. Volume for MARTINI vermouth improved to a -1% decrease due to the recovery of the Russian market from the first quarter interruptions caused by the new duty stamp regulations. Our Travel Retail business was negatively impacted in the period by the August implementation of heightened security restrictions for air travel. ERISTOFF vodka volumes resulted in double digit growth at +12% led by its principal markets of France and Belgium.

In September 2006, we announced our intention to purchase the New Zealand based 42 BELOW Limited for $91 million. The addition of the 42 BELOW brands, primarily the premium vodka, will strengthen our strategy for the Asia Pacific region. We do not anticipate the closing will take place until early 2007. Looking forward we remain committed to maintaining our premium image, marketing all our brands in a socially responsible manner, and delivering positive results to our shareholders.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

BACARDI LIMITED

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes various brands and labels of rum, vodka, whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. Our Global Spirits Brands include BACARDI rum, DEWAR'S Scotch whisky, BOMBAY gin, GREY GOOSE vodka, ERISTOFF vodka, and CAZADORES tequila. The Company operates in markets throughout the world with the principal markets being the United States, Spain, the United Kingdom, France, Canada, Mexico, Germany, Italy and Russia.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2006 Bacardi Limited Annual Report. The results of operations for the three and six months ended September 30, 2006 are not necessarily indicative of the results of operations expected for the full fiscal year.

Second Quarter Fiscal 2007 Compared to Second Quarter Fiscal 2006

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Three Months Ended September 30,		
	2006	2005	% Change
Sales less Excise Taxes	998,514	941,676	+6%
Gross Profit	661,044	633,139	+4%
Selling, General and Administrative Expenses	381,736	335,491	+14%
Earnings from Operations	279,308	297,648	-6%
Net Income	217,219	240,052	-10%
Gross Margin	53.7%	53.5%	
Earnings from Operations Margin	22.7%	25.1%	
Effective Tax Rate	11.8%	8.9%	

Management's Discussion and Analysis (Continued)

Volumes

(in thousands of 9L cases)	Three Months Ended September 30,		
	2006	2005	% Change
GLOBAL SPIRITS BRANDS			
BACARDI rum	4,810	5,023	-4%
GREY GOOSE vodka	801	597	+34%
DEWAR'S Scotch whisky	901	928	-3%
BOMBAY gin	556	509	+9%
ERISTOFF vodka	398	387	+3%
CAZADORES tequila	129	173	-25%
Totals	7,595	7,617	-
MARTINI vermouth	3,447	3,415	+1%

Net sales after excise taxes increased by +6% in the second quarter of Fiscal 2007 compared to the Fiscal 2006 period. The primary driver of this growth was from GREY GOOSE vodka with increased sales of +35%. BACARDI rum sales are at the same level as the prior year quarter due to the continuing challenges in the key European markets of Spain, Germany and the United Kingdom and the implementation of substantial price increases over inflation in several European markets. However, the brand continues to grow in its two principal markets of the United States and Mexico. BOMBAY gin experienced positive growth with sales increasing by +13%. CAZADORES tequila sales were down -21% in the quarter as a direct result of the decision to realign inventory levels in Mexico and a slowdown of the tequila category in Mexico. MARTINI vermouth sales recovered in the second quarter with sales increasing by +11%. Volume growth in Global Brands contributed 39% of the total growth in net sales after excise taxes and pricing margins and sales mix changes contributed 61%.

Increased net sales led to a gross profit increase of +4% for the current three month period. Gross margin for the quarter ended September 30, 2006 was 53.7%, consistent with the prior year.

Selling, general and administrative expenses increased by +$46 million in the current year. This increase is mainly due to additional advertising investment behind our Global Brands and general increases in expenses. Selling, general and administrative expenses include non-recurring items represented by a gain on the sale of an equity investment of +$5 million and a reversal of a special tax provision of +$3 million as compared to the prior year which included a gain from a termination indemnity for a distribution agreement of +$15 million and a reversal of a special tax provision of +$9 million.

Earnings from operations decreased by -6% compared to the prior period primarily due to the increase in selling, general and administrative expenses described above. Excluding non-recurring items in both periods, earnings from operations remained consistent with the prior year.

Management's Discussion and Analysis (Continued)

The effective tax rate was 11.8% for the current year quarter as compared to 8.9% for the prior year quarter. This increase results from discrete period tax items recognized in the prior year quarter.

As a result of the items described above, consolidated net income for the three months ended September 30, 2006 was $217 million as compared to $240 million for the prior year quarter. Excluding non-recurring items from both periods, consolidated net income decreased by -3%.

Six Months Fiscal 2007 Compared to Six Months Fiscal 2006

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)

	Six Months Ended September 30,		
	2006	2005	% Change
Sales less Excise Taxes	1,941,958	1,850,199	+5%
Gross Profit	1,304,323	1,240,102	+5%
Selling, General and Administrative Expenses	752,567	699,900	+8%
Earnings from Operations	551,756	540,202	+2%
Net Income	419,502	423,529	-1%
Cash Flow from Operations	230,532	280,017	-18%
Gross Margin	54.3%	53.3%	
Earnings from Operations Margin	23.0%	23.2%	
Effective Tax Rate	11.3%	10.3%	
Total Debt to Total Capital	42.9%	48.7%	

Volumes

(in thousands of 9L cases)

	Six Months Ended September 30,		
	2006	2005	% Change
GLOBAL SPIRITS BRANDS			
BACARDI rum	9,718	9,745	-
GREY GOOSE vodka	1,653	1,177	+40%
DEWAR'S Scotch whisky	1,631	1,665	-2%
BOMBAY gin	1,073	990	+8%
ERISTOFF vodka	843	751	+12%
CAZADORES tequila	213	253	-16%
Totals	15,131	14,581	+4%
MARTINI vermouth	6,916	7,021	-1%

Management's Discussion and Analysis (Continued)

Net sales after excise taxes increased by +5% for the current six month period as compared to the prior year period. This growth was led by GREY GOOSE vodka with increased sales of +43%. BACARDI rum and BOMBAY gin experienced strong growth with sales increasing by +3% and +12%, respectively. This increase was partially offset by a decline in CAZADORES sales of -15% compared to the prior year as a result of the decision to realign inventory levels in Mexico and a slowdown of the tequila category in Mexico. Volume growth contributed 61% of the total growth in Global Brands net sales after excise taxes and pricing margins and sales mix changes contributed 39%.

Increased net sales and profit margins resulted in a +5% growth in gross profit. The gross margin increased to 54.3% from 53.3% in the same period of last year resulting from a favorable portfolio mix and price increases in our Global Brands.

Selling, general and administrative expenses increased by +$53 million or +8% year to date primarily due to increased advertising in support of our Global Brands and general increases in expenses. Selling, general and administrative expenses include non-recurring items represented by a +$5 million gain on a sale of an equity investment, an +$11 million gain on a sale of a regional brand and income of +$3 million for the reversal of a special tax provision, compared to the prior year which includes a +$15 million gain from a termination indemnity for a distribution agreement and income of +$19 million for the reversal of a special tax provision.

Earnings from operations increased +2% primarily due to increased sales partially offset by higher selling, general and administrative expenses described above. Excluding non-recurring items from both periods, earnings from operations increased by +5%. The fluctuation in other (income) expenses results from foreign currency losses in the current year compared to foreign currency gains in the prior year.

The effective tax rate was 11.3% for the current six month period as compared to 10.3% for the same prior year period. This increase results from discrete period tax items recognized in the prior year.

As a result of items described above, consolidated net income for the six months ended September 30, 2006 was $420 million compared to $424 million for the prior year. Excluding non-recurring items from both periods, consolidated net income increased by +3%.

Liquidity and Financial Condition

Cash and equivalents of $21.7 million at September 30, 2006 remained fairly consistent with the March 31, 2006 balance. Cash flows from operations decreased by -$49 million from the same period of last year due to changes in working capital. The changes in working capital primarily related to increases in inventory and accounts receivable balances mainly from increased sales of our Global Brands and a new agency distribution agreement in Mexico. Cash used in investing activities was primarily for additional investments made in property, plant and equipment as well as contingency payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand, offset by proceeds from sales of brands and investments. Cash used in financing activities during the current year is primarily related to dividends paid and repayments on term borrowings.

Management's Discussion and Analysis (Continued)

New Accounting Pronouncements

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year commencing April 1, 2007. The Company is currently evaluating the impact this interpretation may have on its financial statements and disclosures.

During September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after June 15, 2007. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact that the implementation of SFAS No. 158 will have on its financial statements and disclosures.

Condensed Consolidated Statements of Earnings
(Unaudited)

(expressed in thousands of U.S. Dollars)	Three Months Ended September 30,		Six Months Ended September 30,	
	2006 $	2005 $	2006 $	2005 $
Sales	1,230,967	1,183,825	2,403,260	2,328,812
Excise taxes	232,453	242,149	461,302	478,613
	998,514	941,676	1,941,958	1,850,199
Cost of sales	337,470	308,537	637,635	610,097
Gross profit	661,044	633,139	1,304,323	1,240,102
Selling, general and administrative expenses	381,736	335,491	752,567	699,900
Earnings from operations	279,308	297,648	551,756	540,202
Other (income) expenses				
Interest income	(716)	(685)	(1,519)	(1,148)
Interest expense	35,300	35,598	69,918	71,434
Miscellaneous (income) expense - net	(1,532)	(683)	10,311	(2,063)
	33,052	34,230	78,710	68,223
Earnings before income taxes	246,256	263,418	473,046	471,979
Provision for income taxes	29,037	23,366	53,544	48,450
Net income	217,219	240,052	419,502	423,529

The accompanying notes are integral part of these condensed consolidated financial statements.

BACARDI LIMITED

Condensed Consolidated Balance Sheets
(Unaudited)

(expressed in thousands of U.S. Dollars, except share and per share amounts)	September 30, 2006 $	March 31, 2006 $
Assets		
Current Assets		
Cash and equivalents	21,733	20,706
Accounts receivable, less allowance for doubtful accounts of $30,722 and $27,992, respectively	942,250	723,645
Inventories	818,086	718,967
Other current assets	168,097	119,040
	1,950,166	1,582,358
Long-Term Investments, Advances and Other Assets	247,072	232,524
Property, Plant and Equipment, Net	533,252	527,685
Intangible Assets	5,305,432	5,273,962
	8,035,922	7,616,529
Liabilities		
Current Liabilities		
Short-term borrowings	351,722	243,887
Accounts payable	282,767	219,650
Accrued liabilities	548,088	502,441
Taxes payable	163,911	142,229
Dividends payable	140,100	-
Current portion of long-term debt	238,910	249,316
	1,725,498	1,357,523
Long-Term Debt	2,254,402	2,335,736
Other Liabilities	492,986	502,424
Series 3 Preferred Shares	150,824	144,207
	4,623,710	4,339,890
BMRH Founders' Common Shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	2,466,645	2,327,342
Accumulated Other Comprehensive Loss	(137,076)	(133,346)
	3,319,745	3,184,172
	8,035,922	7,616,529

The accompanying notes are integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

(expressed in thousands of U.S. Dollars)	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance at March 31, 2006	**32,909**	**957,267**	**2,327,342**	**(133,346)**	**3,184,172**
Comprehensive income:					
Net income	-	-	419,502	-	419,502
Foreign currency translation adjustments	-	-	-	3,830	3,830
Minimum pension liability adjustments, net of tax of $167	-	-	-	(250)	(250)
Net change in loss on derivative instruments	-	-	-	(8,218)	(8,218)
Other	-	-	-	908	908
Total comprehensive income					415,772
Dividends declared	-	-	(280,199)	-	(280,199)
Balance at September 30, 2006	**32,909**	**957,267**	**2,466,645**	**(137,076)**	**3,319,745**

The accompanying notes are integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows
(Unaudited)

(expressed in thousands of U.S.Dollars)	Six Months Ended September 30,	
	2006 $	2005 $
Cash flows from operating activities		
Cash provided from operations (Note 3)	230,532	280,017
Cash flows used in investing activities		
GREY GOOSE brand acquisition related payments	(17,542)	(10,428)
Proceeds from sales of brands and investments	16,152	-
Purchase of property, plant and equipment	(28,648)	(29,862)
Proceeds on disposition of property, plant and equipment	5,328	5,292
Change in long-term investments and advances	(26,484)	6,521
Cash used in investing activities	(51,194)	(28,477)
Cash flows used in financing activities		
Dividends paid	(140,100)	(85,094)
Short/long-term debt:		
Borrowings	331,579	242,430
Repayments	(369,378)	(404,028)
Payment of deferred finance costs	(238)	-
Cash used in financing activities	(178,137)	(246,692)
Change in cash and equivalents	1,201	4,848
Change in cash and equivalents due to unrealized foreign exchange	(174)	104
Cash and equivalents – Beginning of period	20,706	17,019
Cash and equivalents – End of period	21,733	21,971

The accompanying notes are integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

1. Basis of Preparation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the six months ended September 30, 2006 are not necessarily indicative of the results of operations expected for the year ending March 31, 2007. The March 31, 2006 condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2006 Annual Report.

2. New Accounting Pronouncements

During July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year commencing April 1, 2007. The Company is currently evaluating the impact this interpretation may have on its financial statements and disclosures.

During September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". This standard requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income. Additionally, SFAS No. 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for fiscal years ending after June 15, 2007. The new measurement date requirement applies for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact that the implementation of SFAS No. 158 will have on its financial statements and disclosures.

Notes to Condensed Consolidated Financial Statements (Continued)

3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows:

(expressed in thousands of U.S. Dollars)

	Six Months Ended September 30, 2006 $	Six Months Ended September 30, 2005 $
Net income	419,502	423,529
Items not affecting cash:		
Deferred income taxes	6,179	(7,574)
Equity earnings net of dividends	(1,780)	(5,954)
Gain on sale of brand and related assets	(10,531)	-
Gain on sale of assets	(8,107)	(1,432)
Depreciation and amortization	36,142	35,649
Incentive compensation plans expense	11,340	27,619
Net change in other items related to operations:		
Accounts receivable	(192,139)	(174,892)
Inventories	(77,315)	16,511
Accounts payable	55,118	(51,603)
Accrued liabilities	10,531	(18,531)
Taxes payable	18,413	36,562
Pension liabilities	7,179	(3,567)
Other current assets	(43,907)	(21,228)
Other liabilities	603	15,079
Proceeds from issuance of Long-Term Incentive Plan shares	7,450	27,619
Payments to incentive compensation plan participants	(8,146)	(17,770)
Cash provided from operations	230,532	280,017

4. *Inventories*

Inventories comprise:

(expressed in thousands of U.S. Dollars)

	September 30, 2006 $	March 31, 2006 $
Raw materials and supplies	99,242	96,718
Work-in-progress	75,541	69,894
Aging product	303,351	283,405
Finished goods	339,952	268,950
	818,086	718,967

Notes to Condensed Consolidated Financial Statements (Continued)

5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following:

(expressed in thousands of U.S. Dollars)	September 30, 2006 $	March 31, 2006 $
Foreign currency translation	(138,955)	(142,785)
Minimum pension liability, net of taxes of $6,741 and $6,570, respectively	(13,501)	(13,251)
Unrealized gain on cash flow hedges	15,627	23,845
Other	(247)	(1,155)
Accumulated Other Comprehensive Loss	(137,076)	(133,346)

6. *Income Taxes*

The Company's consolidated effective tax rate may differ from current statutory rates due to events or transactions for which book and tax consequences differ, or different tax rates. The Company uses the estimated annual effective tax rate in determining interim results.

7. *Gains on Sales*

On May 1, 2006, the Company sold a regional brand and related assets for approximately $10.5 million resulting in a net gain of $10.5 million. Net Sales for this brand were $0.7 million and $2.6 million for the six months ended September 30, 2006 and 2005, respectively.

During September 2006, the Company sold an equity investment for approximately $5.6 million resulting in a net gain of $5.1 million included in selling, general and administrative expenses.

8. *Proposed Acquisition*

During September 2006, the Company tendered an offer to acquire 42 BELOW Limited, a company publicly listed on the New Zealand Stock Exchange, for a purchase price of approximately $91 million in cash. The Company anticipates closing before the end of fiscal year ending March 31, 2007.

Notes to Condensed Consolidated Financial Statements (Continued)

9. Contingencies

Commencing in November 2003, a series of virtually identical class action lawsuits have been filed in the United States against the Company, certain of its subsidiaries, and many other spirits, beer and wine manufacturers and importers, alleging primarily that the named companies improperly target underage consumers through deceptive and unfair marketing and advertising practices. To date, nine such class actions have been filed by the same national plaintiff's counsel seeking to recover, on behalf of parents or guardians of underage children, disgorgement of profits made by the named defendants from alleged underage sales, restitution of funds used by such underage consumers on alcohol purchases, and certain other remedies. The Company, which is participating in a joint defense effort with other industry members, believes the lawsuits to be entirely without merit and is vigorously defending them. To date, six of the lawsuits have been dismissed on the merits by courts in six separate jurisdictions (and one additional case was voluntarily dismissed by the plaintiff). Appeals from these rulings by the plaintiffs are pending. Moreover, earlier this year, plaintiffs have agreed to voluntarily dismiss, without prejudice, all non U.S. Bacardi companies (and certain other affiliates), including the Company, subject to certain conditions that may permit plaintiffs to reinstate the lawsuits against such companies in the future. As a result, for the time being, only the Company's U.S. distributor remains a defendant in these lawsuits. The ultimate outcome of or potential losses arising from these cases cannot be fully determined at this time given the pendency of the appeals filed by plaintiffs as well as the fact that in certain of the cases, the courts have yet to rule on defendants' pending motions to dismiss.

On August 24, 2005, one of the Company's subsidiaries received an Administrative Order from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act. Since the issuance of this Order, the Company's subsidiary has met with the EPA, and the local Puerto Rican environmental board, and made several submissions, including two Plans of Action which intend to address the EPA's concerns. On March 22, 2006, the EPA issued a second Order updating the allegations in the first Order, extending the interim discharge limits until September 30, 2006 and incorporating as requirements two demonstration studies proposed by the Company's subsidiary in one of its Plans of Action. On September 28, 2006, the EPA issued a third Order updating the allegations in the second Order, extending again the interim discharge limits until March 31, 2007 or until the EPA determines that some or all of the interim limits are no longer justified.

Notes to Condensed Consolidated Financial Statements (Continued)

9. Contingencies (Continued)

This third Order incorporated the requirements of the prior two Administrative Orders, added a requirement to conduct Flow Weighted Composite Sampling, and continued the requirement to submit Quarterly and other Progress Reports. The Company is continuing to cooperate with the EPA and the Puerto Rican authorities to resolve this matter. At this time, the Company cannot determine the ultimate outcome or any potential loss arising from the EPA Order.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

BACARDI LIMITED

Corporate Information

Directors

Facundo L. Bacardi	Chairman of the Board
Adolfo L. Danguillecourt	Deputy Chairman of the Board
Barry E. Kabalkin	Deputy Chairman of the Board
Victor R. Arellano Jr.	
Jaime Bergel	
Francisco Carrera-Justiz	
Toten Comas Bacardi	
Robert J. Corti	
Paul M. de Hechavarria	
Ignacio de la Rocha	
Guillermo J. Fernandez-Quincoces	
Andreas Gembler	
Jay H. McDowell	
Guy Peyrelongue	
Philip Shearer	
Raymond P. Silcock	

Officers

Facundo L. Bacardi	Chairman of the Board
Adolfo L. Danguillecourt	Deputy Chairman of the Board
Barry E. Kabalkin	Deputy Chairman of the Board
Andreas Gembler	President & Chief Executive Officer
Ralph Morera	Senior Vice President Finance & Chief Financial Officer
Eduardo B. Sanchez	Senior Vice President & General Counsel
Timothy C. Sullivan	Senior Vice President-Human Resources
Stella David	Senior Vice President & Chief Marketing Officer
Jon Grey	Vice President-Global Operations
Atul Vora	Vice President-Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Michael Brennan	Treasurer
D. Douglas Mello	Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027

BACARDI LIMITED

P.O. BOX HM 720, Hamilton, HM CX, Bermuda.
Telephone: 441-295-4345 Fax: 441-292-0562